FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated November 10, 2008 regarding an increase in the share capital of Banco Santander, S.A.
2	Other Notification dated November 10, 2008 regarding a webcast presentation to analysts and investors regarding the rights issue announced on same date
3	Presentation to analysts and investors regarding the rights issue

Item 1

MATERIAL FACT ANNOUNCEMENT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) has agreed to increase its share capital in nominal amount of 799,405,940 Euros by means of an issuance of 1,598,811,880 new ordinary shares, of the same class and series as the shares currently outstanding, and with pre-emptive subscription rights for current shareholders.  The issue price of the new shares will be 4.5 Euros per share and, hence, the total amount of the issue will be 7,194,653,460 Euros.  The transaction is fully underwritten.

The purpose of the share capital increase is to improve Banco Santander’s core capital ratio.

Each outstanding share shall receive one pre-emptive subscription right, with 4 pre-emptive subscription rights being needed to subscribe for 1 new share.  The pre-emptive subscription rights are expected to be listed on the Spanish stock exchanges.

The subscription period shall have a duration of 15 calendar days and will commence once the relevant prospectus has been registered with the Spanish Securities Market Commission (“CNMV”) and the relevant announcement has been published in the Official Bulletin of the Commercial Registry.

To take account of the possibility that the total amount of the share capital increase is not subscribed for through the exercise of pre-emptive subscription rights, the shareholders holding pre-emptive subscription rights who have exercised such rights, and those investors who may acquire such rights in the market, may request to subscribe for additional shares on top of those to which they are entitled when taking up their rights.  In addition, if requests for additional shares are not enough to cover the share capital increase, the remaining new shares may be discretionally allotted to investors.

The terms and conditions of the capital increase and the procedure for the subscription for new shares in Spain, the United Kingdom, Portugal and Italy shall be set forth in a prospectus to be registered with the CNMV.  Once registered with the CNMV, the prospectus shall be publicly available at the Bank’s registered address and, in the web pages of the Bank (www.santander.com) and the CNMV (www.cnmv.es).

Boadilla del Monte (Madrid), November 10, 2008

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of Banco Santander or purchase any pre-emptive subscription rights referred to in this announcement except on the basis of the information contained in the prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the pre-emptive subscription rights or the new shares being issued in connection with the share capital increase.

Neither the content of the Banco Santander website nor any website accessible by hyperlinks on the Banco Santander website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy and Portugal may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Authorisation for the public offering of the new Banco Santander shares and their admission to trading in the Buenos Aires stock exchange shall be requested to the Argentine National Securities Commission. Once such authorisation is granted, a Subscription Announcement will be published in Argentina setting forth the procedure and term for the subscription for new shares in Argentina. The capital increase to which this announcement refers and the Argentine offering will have the same terms and conditions, save as otherwise provided in the relevant Subscription Announcement.

Item 2

OTHER NOTIFICATIONS

Banco Santander hereby advises that a webcast presentation to analysts and investors will be held today at 10:00 hours (Madrid time), regarding the rights issue announced this morning.

The presentation can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts and investors will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), November 10, 2008

Item 3

Santander Rights Issue

10 November 2008

Jose Antonio Alvarez, Group CFO

IMPORTANT INFORMATION

 Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities
 Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance.
 While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4)
 technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the
 United States of America (the "SEC"), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements.

 The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.

 In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

 No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

 Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets
 Act 2000.

 Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

IMPORTANT INFORMATION

 We expect to file a registration statement (including a prospectus) later today with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the
 SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 350-3681.

 The prospectus will give further details of the New Shares and the Pre-emptive
 Subscription Rights to be offered pursuant to the Rights Issue. This presentation is not a Prospectus but an advertisement (within the meaning of the United Kingdom Prospectus Rules) and investors should not subscribe for any
 New Shares or purchase any Pre-emptive Subscription Rights referred to in this presentation except on the basis of the information contained in the
 Prospectus.

 This presentation does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Pre-emptive Subscription Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful. Neither the content of the Santander website nor any website accessible by hyperlinks on the Santander website is incorporated in, or forms part of, this presentation.
 The distribution of this presentation and/or the prospectus and/or the transfer of Pre-emptive Subscription Rights and/or New Shares into jurisdictions other than Spain, the United Kingdom and Portugal may be restricted by law. Persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

 The Share Securities Note and the Summary of the share capital increase of
 Banco Santander, S.A. with pre-emptive subscription rights through the issuance of ordinary shares of the Bank (the "Capital Increase") are currently pending approval by the National Securities Market Commission ("CNMV") in Spain. Once
 approved, the Share Securities Note and the Summary, together with the Share
 Registration Document approved and registered by the CNMV on October 29, 2008, will constitute the Prospectus of the Capital Increase, which will be made available to investors on the web sites of Santander (www.santander.com) and the CNMV (www.cnmv.es), at the registered offices of Santander, the relevant stock exchanges and the agent.

Proposed rights issue

Why we propose this rights issue

Conclusion

EUR 7.2bn capital increase

Capital increase of EUR 7.2bn with
Preferential Subscription Rights
Number of shares: 1,599mm

1 new share for 4 existing ones Pricing: EUR 4.5 per share

Discount: 46.0% to previous day price or 40.6% to TERP Theoretical value of each subscription right: EUR 0.77

Merrill Lynch structured the transaction, which is fully underwritten Merrill
Lynch, Bank of America and Santander Investment are acting as global coordinators and joint bookrunners; Credit Suisse as joint bookrunner; Calyon as joint lead-manager; and Fox-Pitt
Kelton as
co-lead manager

Subscription period: 13 Nov.-27 Nov.
Expected Listing of new shares: 3 Dic.

Core Tier 1 impact: >100bp

Proposed rights issue

Why we propose this right issue

Conclusions

IN Q3'08 SANTANDER AGAIN DID WELL IN AN EXTREMELY COMPLEX

ENVIRONMENT ...

Quarterly ordinary attributable profit

Group's ordnary attrib. profit

In Q3'08 capital gains of EUR 586 million from the sale of Santander
Financial City are not included

....which allows us to continue widening the gap with our
competitors*...

H1'08 profit (EUR mill.)

EPS (% chg 2007**)

....not only in profits but also in capital and dividends...

SANTANDER: CORE CAPITAL

CT1 + GENERIC PROVISIONS ABOVE

7% CT1

A LARGELY PLAIN VANILLA BALANCE SHEET

....WITH A HIGH CONVERSION RATIO OF RWA / ASSETS

A STRONG RECURRENT PROFIT > 2 BN PER QUARTER

A very challenging environment that has changed the rules of the game of the banking industry

We have decided to raise our core Tier 1 target from 6% to 7%

Santander's core capital has recurrently been around 6%...

New target (after integrations)

....consistent with sustained growth of the cash dividend
CAGR (02-07) = +18%

Maintaining approx. 50% pay-out in cash

To attain the new target core capital we propose...

....a capital increase with rights aimed to our shareholders.
A different transaction vs. our competitors...

We have additional capacity to strengthen our core capital over time...

Transaction rationale

A drastic change in the banking sector

It is NOT related to acquisitions

It is NOT related to hidden losses

It does NOT reflect a deterioration trend of the business

In short, a transaction to further strengthen our solvency relative to the sector

We are ahead of our competitors...

....and benefit from a higher core capital

Dividend Policy

DPS impact

We aim to keep our Dividend per Share flat in 2009
relative to 2008 (with payout remaining around the 45-
55% level), paid fully in cash

Proposed rights issue

Why we propose this rights issue

Conclusions

A transaction to further strengthen our solvency relative to the sector

In the new environment, we have decided to increase our Core Tier 1 target from ca. 6% to ca. 7%

In this context, a EUR 7bn rights issue allows us to reach the best balance between earnings and capital

We have additional capacity to strengthen our core capital through profit retention, selective de-leverage and disposals. However, we will only sell non-core assets if the price is right for our shareholders

We aim to keep our DPS flat, fully paid in cash, in 2009, with our payout around the 45-55% level. This continues to translate into a very attractive yield for our shareholders.

Investors and Analysts Relations

Santander

Dow Jones
Sustainability Indexes
Member 2007/08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 11, 2008	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President